Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Consolidated Graphics, Inc.
We consent to the use of our reports dated May 28, 2008, with respect to the consolidated balance sheets of Consolidated Graphics, Inc. as of March 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2008, and the effectiveness of internal control over financial reporting as of March 31, 2008, incorporated herein by reference. Our report refers to a change in the method of accounting for uncertain tax positions in 2008.
Houston, Texas
June 20, 2008